Exhibit 99.35

February 20, 2025	News Release
OceanaGold Appoints Stefanie Loader to the Board of Directors
(VANCOUVER) OceanaGold Corporation (TSX:OGC, OTCQX:OCANF) (“OceanaGold” or the “Company”) appoints Ms Stefanie Loader as Non-Executive Director to the Board of Directors (the “Board”), effective immediately.
Paul Benson, Non-Executive Chairman of the Board, said "On behalf of the Board, I am delighted to welcome Stefanie to OceanaGold. Stefanie is a highly accomplished geologist and mining executive with a track-record in successful mining operations, mineral exploration and project development. Her appointment brings tremendous value to our Board and to our shareholders.”
Ms Loader’s executive experience comprises operations leadership, mineral exploration, project and studies management, and corporate strategy. She also has Board experience, as well as being the Chair of a Health, Safety, Environment and Community Committee and of a Nominations and Remuneration Committee.
Ms Loader’s experience spans a wide range of commodities and regions including copper and gold in Australia, Laos, Chile and Peru, and diamonds in Canada and India. She held the role of Managing Director of Northparkes copper and gold mine in Australia for CMOC International and Rio Tinto from 2012 to 2017. Ms Loader was Chair of the New South Wales (NSW) Minerals Council from 2015 to 2017. Ms Loader also served in the office of the CEO for Rio Tinto, supporting the Executive Committee, and as an Exploration Executive.
In 2013, Ms Loader was recognized as one of the Australian Financial Review’s 100 Women of Influence and was the winner of the 2024 Outstanding Contribution to NSW Mining Award. She holds a B.Sc. Honours in Geology from the University of Western Australia and a Graduate Certificate in Applied Statistics from Murdoch University, Australia.
Ms Loader will be included in the Company's Information Circular for the 2025 Annual General and Special Meeting.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; the Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
www.oceanagold.com

For further information please contact:
Investor Relations:
Rebecca Henare, Vice President, Investor Relations
Tel: +1 (604) 678-4095
ir@oceanagold.com
Media Inquiries:
Louise Burgess, Director, Communications
Tel: +1 (604) 403-2019
info@oceanagold.com
www.oceanagold.com